                               OFFER TO PURCHASE UNITS
                                          OF
                      COURTYARD BY MARRIOTT LIMITED PARTNERSHIP


               -------------------------------------------------------
               THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME,
                   ON JUNE 26, 1998, UNLESS THE OFFER IS EXTENDED.
               -------------------------------------------------------


     Palm Investors, LLC, a Delaware limited liability company ("Palm" or the "Purchaser"), hereby offers to purchase 115 Units of Limited Partnership Interest ("Units") in Courtyard by Marriott Limited Partnership, a Delaware Limited Partnership (the "Partnership").

     Palm will pay a purchase price of $85,000 per Unit, net to the seller in cash, without interest, which includes the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 15, 1998 (without regard to the record date), whether such distributions are classified as a return on, or a return of, capital ("Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer").

     The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 10 percent of Units outstanding as of the date of the Offer.

          PALM IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR THE PARTNERSHIP

   THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF UNITS.

IF MORE THAN 115 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 115 UNITS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER OFFER - SECTION 13, CERTAIN CONDITIONS OF THE OFFER."

    A LIMITED PARTNER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH LIMITED PARTNER.

                                      IMPORTANT

     Any Limited Partner desiring to tender ("Seller") any or all of such Units should complete and sign the Agreement of Sale in accordance with the instructions in the Agreement of Sale and mail or deliver the Agreement of Sale and any other required documents to Arlen Capital, LLC at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

          ------------------------------------------------------------

        NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF SALE. NO SUCH RECOMMENDATION, INFORMATION, OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF SALE MAY BE DIRECTED TO:

                                  ARLEN CAPITAL, LLC
               1650 HOTEL CIRCLE NORTH, SUITE 200, SAN DIEGO, CA 92108
                                    (800) 891-4105

                                  TABLE OF CONTENTS
INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1


TENDER OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3


Section 1.   Terms of the Offer. . . . . . . . . . . . . . . . . . . . . . . . . . .3

Section 2.   Acceptance for Payment and Payment for Units. . . . . . . . . . . . . .3

Section 3.   Procedures for Tendering Units. . . . . . . . . . . . . . . . . . . . .3

Section 4.   Withdrawal Rights . . . . . . . . . . . . . . . . . . . . . . . . . . .4

Section 5.   Extension of Tender Period; Termination; Amendment. . . . . . . . . . .4

Section 6.   Certain Tax Consequences. . . . . . . . . . . . . . . . . . . . . . . .5

Section 7.   Purpose and Effects of the Offer. . . . . . . . . . . . . . . . . . . .5

Section 8.   Future Plans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

Section 9.   Past Contacts and Negotiations With General Partner . . . . . . . . . .5

Section 10.  Certain Information Concerning the Partnership  . . . . . . . . . . .  6

Section 11.  Certain Information Concerning the Purchaser. . . . . . . . . . . . . .7

Section 12.  Source and Amount of Funds  . . . . . . . . . . . . . . . . . . . . .  7

Section 13.  Certain Conditions of the Offer . . . . . . . . . . . . . . . . . . . .8

Section 14.  Certain Legal Matters and Required Regulatory Approvals.. . . . . . . .8

Section 15.  Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .9

Section 16.  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9


SCHEDULE 1
     Information with respect to the Managers of Arlen Capital, LLC , the Manager of Purchaser (Palm) . . . . . . . . . . . . . . . . . . . . . . .S-1


SCHEDULE 2
     Properties Owned by the Partnership . . . . . . . . . . . . . . . . . . . . .S-2

                                     INTRODUCTION



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  OFFER TO PURCHASE
                   COURTYARD BY MARRIOTT LIMITED PARTNERSHIP UNITS
                                         FOR
                                $85,000 CASH PER UNIT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


         PALM IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR THE PARTNERSHIP.

PARTNERSHIP ROLL-UP
     In a letter dated December 29, 1997, Host Marriott Corporation announced the potential consolidation ("Roll-Up") of six limited partnerships, including the Courtyard by Marriott Limited Partnership (the "Partnership"), into a single operating partnership. According to your General Partner, the primary intent of the Roll-Up is to provide limited partners with a liquidity alternative to their ownership of limited partnership units; HOWEVER, ASSUMING APPROVAL OF THE ROLL-UP, THE LIQUIDITY OPTION WILL MOST LIKELY NOT BE AVAILABLE TO THE LIMITED PARTNERS FOR APPROXIMATELY 18-24 MONTHS. UNTIL SUCH TIME, THERE WILL BE NO CASH ALTERNATIVE ASSOCIATED WITH THE ROLL-UP. In a letter dated April 16, 1998 to all limited partners, your General Partner indicated that it is exploring other strategic alternatives in addition to the proposed Roll-Up announced on December 29, 1997. Such alternatives include a transaction involving the Partnership's assets or a merger of the Partnership with an existing publicly traded company.

SPECIAL FACTORS

     Before selling your Units to Palm, please consider the following:

     - No independent person has been retained to evaluate or render any opinion with respect to the fairness of Palm's offer, and no representation is made as to such fairness or other measures of value that may be relevant to the Limited Partners. We urge you to consult your own financial advisor in connection with Palm's offer.

     - Although Palm cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or that may be realized upon future liquidation of the Partnership

     - Palm is making the offer with a view to making a profit. Accordingly, there is a conflict between the desire of Palm to acquire your Units at a low price and your desire to sell your Units at a high price. Palm's intention is to acquire the Units at a Purchase Price which will allow Palm to make a profit from its ownership of the Units.

     - The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners, and we urge you to consult your own tax advisor in connection with the Offer.

     - Limited Partners who sell their Units to Palm will be giving up the opportunity to participate in any future potential benefits of ownership of the Units such as distributions, proceeds from the sale or refinancing of the Partnership's Properties, or liquidation of the Partnership.

     The purpose of the Offer is to allow the Purchaser to benefit from any one or a combination of the following: (i) any cash distributions, whether such distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership; (ii) any distributions of net proceeds from the sale of assets by the Partnership; (iii) any distributions of net proceeds from the liquidation of the Partnership; (iv) any cash from any redemption of the Units by the Partnership; (v) any proceeds that may be received from any action lawsuit by the Limited Partners of the Partnership, which lawsuit relates to the Partnership or its General Partner; and (vi) any stock or interest in an entity into which the Partnership may be merged. The Purchaser does not have any present plans or intentions to effect a change in management or with respect to a liquidation, sale of assets or refinancing of the Partnership's properties.

     The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 115 Units are tendered and not withdrawn, the Purchaser will accept up to 115 of the tendered Units on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("SEC") relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the SEC located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov.

     The Purchaser has filed with the SEC a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the SEC in the manner specified above.

     According to publicly available information, there were 1,150 Units issued and outstanding on December 31, 1997, which were held by 1,196 Limited Partners (including holders of half-Units). Palm owns approximately 57.1667 of the outstanding Units, which is less than 5 percent of the issued and outstanding Units.

     Information contained in this Offer to Purchase which relates to, or represents statements made by, the Partnership or the General Partner, has been derived from information provided in reports and other information filed with the SEC by the Partnership and General Partner.

      Limited Partners are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender
(sell) their Units.

SECTION 1.  TERMS OF THE OFFER.
     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 115 Units that are validly tendered on or prior to the Expiration Date. The term "Expiration Date" shall mean 12:00 midnight, Pacific Time, on June 26, 1998 unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. Purchaser in its sole discretion, for any reason, may terminate the offer on or before the Expiration Date, by providing notice of termination as set forth in Section 5. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the following conditions are not satisfied or waived by Purchaser on or before the Expiration Date:

     (i) Purchaser shall have received from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) Purchaser shall have received from the Partnership, confirmation, to the reasonable satisfaction of Purchaser, that upon purchase of the Units: (a) the Purchaser will be entitled to receive all distributions, from any source, declared or paid by the Partnership after May 15, 1998; and
               (b) the Partnership will admit Purchaser as a Substitute Limited Partner, as that term is defined in the current Agreement of Limited Partnership, as to the Units being purchased.

SECTION 2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.
     If not more than 115 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.

     If more than 115 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 115 Units so tendered, on a pro rata basis.

     In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. Purchaser will not pay for any Units tendered until after the final proration factor has been determined.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Limited Partners pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

     Purchaser will pay for the Units within 5 business days after Purchaser has received written confirmation from the Partnership that the Partnership has admitted Palm as a Substitute Limited Partner, as that term is defined in the current Agreement of Limited Partnership, as to the Units being purchased.

SECTION 3.  PROCEDURES FOR TENDERING UNITS.
     VALID TENDER. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Palm at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and not withdrawn by the Expiration Date. A Limited Partner may tender any or all Units owned by such Limited Partner.

     The delivery of the Agreement of Sale will be deemed made only when actually received by Palm. Sufficient time should be allowed by Seller to ensure timely delivery.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. A tendering Limited Partner must verify such Limited Partner's correct taxpayer identification number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale.

     TENDERS BY BENEFICIAL HOLDERS. A tender of Units can only be made by the Registered Owner of such Units, and the party whose name appears as Registered Owner must tender such Units on behalf of any beneficial holder, as set forth in the "Instructions" to the Agreement of Sale.

     SIGNATURE GUARANTEES. The signature(s) on the Agreement of Sale must be guaranteed by a commercial bank, savings bank, credit union, savings and loan association, or trust company having an office, branch, or agency in the United States, or a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as set forth in the Agreement of Sale.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt), and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

     OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Limited Partner irrevocably appoints the Purchaser as such Limited Partner's proxy, with full power of substitution. All such proxies are irrevocable and coupled with an interest in the tendered Units and empower the Purchaser to exercise all voting and other rights of such Limited Partner as they in their sole discretion may deem proper at any meeting of Limited Partners. The complete terms and conditions of the proxy are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact. Such appointment will be effective upon Purchaser's payment for the Units. The complete terms and conditions of the Power of Attorney are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Limited Partner will irrevocably assign to the Purchaser and its assignees all right, title, and interest that such Limited Partner has to the Units, including, without limitation, any and all distributions made by the Partnership after May 15, 1998, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date and whether such distributions are classified as a return on, or a return of, capital. The complete terms and conditions of the assignment of the Limited Partner's Units are set forth in the Agreement of Sale.

     By executing the Agreement of Sale, a tendering Limited Partner represents that either (i) the tendering Limited Partner is not a plan subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or
Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R Section 2510-3-101 of any such plan; or (ii) the tender and acceptance of Units pursuant to the applicable Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     By executing the Agreement of Sale, a tendering Limited Partner also agrees that regardless of any provision in the Partnership's Limited Partnership Agreement which provides that a transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Purchase Price includes any distributions with respect to the Units after May 15, 1998, whether such distributions are classified as a return on, or a return of, capital.

     Limited Partners will not have any appraisal or dissenter's rights with respect to or in connection with the Offer.

SECTION 4.  WITHDRAWAL RIGHTS.
     Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event the Offer is extended beyond the Expiration Date and beyond July 25, 1998, the Units tendered may be withdrawn at any time.

     In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal, with signature(s) guaranteed in the same manner as in Section 3 above, must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, and the number of Units to be withdrawn. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.


SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.
     The Purchaser expressly reserves the right, in its sole discretion, at any time (i) to extend the period of time during which the Offer is open; (ii) to terminate the Offer; (iii) upon the failure of the Seller to satisfy any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units; and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered). Any extension, termination, or amendment will be followed as promptly as practicable by public announcement; the announcement in the case of an extension to be issued no later than 9:00 a.m., Pacific Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought, however, a minimum ten-business-day period is generally required by Palm to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

SECTION 6.  CERTAIN TAX CONSEQUENCES.
     LIMITED PARTNERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER.

SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.
     PURPOSE OF THE OFFER. The Purchaser is making the Offer for investment
purposes with a view towards making a profit.    Palm's intention is to acquire
the Units at a Purchase Price which will allow Palm to make a profit from its ownership of the Units.

     No independent person has been retained by Palm to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made as to such fairness. The Purchaser established the Purchase Price based on its own independent analysis of the Partnership, which included a valuation of the properties and other assets owned by the Partnership and by a subjective determination of the financial condition of the Partnership. The Purchaser made its subjective determination of the Purchase Price per Unit from its analysis of financial information which was available from information in the Form Annual Report on Form 10-K filed with the SEC ("10-K") and the Form Quarterly Report on Form 10-Q ("10-Q").

     CERTAIN RESTRICTIONS ON TRANSFER OF UNITS. The Partnership Agreement restricts the transfer of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership, for federal or state income tax purposes.

     EFFECT OF SALES THROUGH "MATCHING SERVICE" AND PRICE RANGE OF THE UNITS. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no active trading market for the Units, but only several services that "match" buyers and sellers of Units, typically by means of an auction, and the Purchaser believes a reduction in the number of Limited Partners will not materially further restrict the Limited Partners' ability to find purchasers for their Units.

     The successful purchase of more than 5.02 percent of the outstanding Units by the Purchaser will cause the Purchaser to own more than 10 percent of the outstanding Units. The Purchaser may then be in a position to exert a strong influence upon the General Partner and the operation of the Partnership.

SECTION 8.  FUTURE PLANS.
     The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. However, the Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. Such future purchases may be at prices higher or lower than the Purchase Price.

SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH THE GENERAL PARTNER.
     In late spring or early summer of 1997, Palm became a Limited Partner of the Partnership; thereafter, Palm requested the list of Limited Partners for the Partnership which Palm received from the General Partner in a timely manner.

     Purchaser, pursuant to three limited  tender offers,  acquired a total of
55.667 Units, which is approximately 4.75 percent of the issued and outstanding Units of the Partnership. Pursuant to the first tender offer which commenced on November 13, 1997, and terminated on December, 12, 1997, Purchaser acquired
34.667 Units at $70,000 per Unit. Pursuant to the second tender offer which commenced on January 23, 1998, and terminated on February 3, 1998, Purchaser acquired 1.5 Units at $70,000 per Unit. Purchaser terminated its second tender because of a competing higher tender offer. Pursuant to the third tender offer which commenced on February 5, 1998, and terminated on March 6, 1998, Purchaser acquired 19.5 Units at $85,000 per Unit. Upon review of the second and third offers, Purchaser determined that it would pay $85,000 per Unit for all Units acquired pursuant to the second and third offers and has made such payment to those selling Unit holders.

     Since Purchaser has acquired Units in the Partnership, Purchaser has had contacts with the Partnership's transfer agent and the General Partner with respect to matters pertaining to the transfer of Limited Partnership interests purchased by Palm.

     Members of the Purchaser met with executives of the Partnership and Host Marriott Corporation ("Host Marriott") on January 22, 1998 and February 26, 1998, to discuss the proposed consolidation of six limited partnerships, including the Partnership, into a Real Estate Investment Trust (REIT) sponsored by Host Marriott.

     Commencing in January, 1998 and continuing until the date of this Offer, members of the Purchaser have had three or four telephone conversations with executives of Host Marriott to discuss the proposed consolidation.

     On or about May 8, 1998, the Purchaser had a telephone conversation with the Partnership and reviewed (i) certain administrative matters concerning Purchaser's past and possible future tender offers; and (ii) costs of the present class action lawsuit and how to minimize the costs of such lawsuit and
(iii) whether the Partnership had any additional information regarding the matter of the consolidation of the Partnership into a REIT or a similar transaction involving combining the Partnership assets, other than that information that the Partnership had reported in its letter to all Limited Partners dated April 6, 1998; the Partnership indicated that it had nothing definitive to report regarding the consolidation other than the information reported in the April 6, 1998 letter.

SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.
     The Partnership was organized on July 15, 1986 under the laws of Delaware. The Partnership is engaged solely in the business of owning and operating hotels. The Partnership's principal offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

     The General Partner disclosed is its 1997 Form 10-K that it has undertaken on behalf of the Partnership to pursue a consolidation of the Partnership with five other limited partnerships. If the Partners of the Partnership approve the transaction, and if other conditions are satisfied, the Partners of the Partnership would receive units in the merger entity in exchange for their interests in the Partnership.

     DISTRIBUTIONS. The Partnership disclosed in its Annual Report on Form 10-K filed with the SEC for the year ended December 31, 1997, that it made distributions as follows:

          Year Ending         Distributions Per
          December 31              Unit
          -----------              ----
             1995                  $-0-

             1996                  $2,000

             1997                  $35,000

     The foregoing summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and related notes contained therein.

     Set forth below is a summary of certain financial information with respect to the Partnership, which has been excerpted or derived from the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC at the addresses set forth in the "Introduction." The Purchaser disclaims any responsibility for the information included in such reports and documents, and extracted in this Offer to Purchase.

                      Courtyard by Marriott Limited Partnership
                               Selected Financial Data


Income Statement Data (in      Fiscal Year         Fiscal Year         Fiscal Year
thousands):                   Ended 12/31/97      Ended 12/31/96      Ended 12/31/95
                              --------------      --------------      --------------
Net Revenue                      $95,304             $90,300             $83,043

Net Income                       $27,813             $13,454              $4,988

Net Income per Unit              $22,976             $11,114              $4,120

Balance Sheet Data                As of                As of              As of
(in thousands):                  12/31/97            12/31/96           12/31/95
                                 --------            --------           --------
Total Assets                    $331,406            $330,509            $338,740

Total Liabilities               $362,991            $349,839            $369,224

                            ---------------------------------------------------------

Units Outstanding                  1,150               1,150               1,150

For information concerning the properties owned by the Partnership, please refer to Schedule 2 attached hereto, which is incorporated herein by reference.

SECTION 11.  CERTAIN INFORMATION CONCERNING THE PURCHASER.
     The Purchaser is a Delaware Limited Liability Company which was organized for the purpose of acquiring the Units in several limited partnerships that were sponsored by Host Marriott Corporation and its affiliates. The Manager of the Purchaser is Arlen Capital, LLC, a California limited liability company ("AC"), which is controlled by its two members, Don Augustine and Lynn T. Wells. AC is engaged in financial and business consulting, and making tender offers and opportunistic investments. The Purchaser's and AC's offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108. For certain information concerning the members of AC, see Schedule 1 to this Offer to Purchase.

     Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between any of the Purchasers, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and (v) there have been no contracts, negotiations, or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.

SECTION 12.  SOURCE AND AMOUNT OF FUNDS.
     The Purchaser expects that approximately $9,775,000 (exclusive of fees and expenses) will be required to purchase 115 Units (approximately 10 percent of the outstanding Units), if tendered. The Purchaser has a binding commitment from its members to provide those funds as capital contributions to Purchaser. Purchaser's members have an aggregate net worth substantially in excess of the amount required to purchase the 115 Units.

SECTION 13.  CERTAIN CONDITIONS OF THE OFFER.
     Purchaser in its sole discretion, for any reason, may terminate the offer on or before the Expiration Date, by providing notice of termination as set forth in Section 5. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the following conditions are not satisfied or waived by Purchaser on or before the Expiration Date:

     (i) Purchaser shall have received from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) Purchaser shall have received from the Partnership, confirmation, to the reasonable satisfaction of Purchaser, that upon purchase of the Units: (a) the Purchaser will be entitled to receive all distributions, from any source, declared or paid by the Partnership after May 15, 1998; and
               (b) the Partnership will admit Purchaser as a Substitute Limited Partner, as that term is defined in the current Agreement of Limited Partnership, as to the Units being purchased.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

SECTION 14.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

     GENERAL. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the SEC and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals, or other actions by or with any domestic, foreign, or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions. See "Tender Offer-- Section 13. Certain Conditions of the Offer."

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

     Based upon an examination of publicly available information relating to the business in which the Partnership is engaged, the Purchaser believes that the acquisition of Units pursuant to the Offer would not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

     STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer, nor any action taken in connection herewith, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

SECTION 15.  FEES AND EXPENSES.
     Arlen Capital has been retained by the Purchaser to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer and will be indemnified against certain liabilities and expenses in connection therewith.

     Except as set forth in this Section 15, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

SECTION 16.   MISCELLANEOUS.
     THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) LIMITED PARTNERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OF THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

     In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will withdraw the Offer. The Purchaser has filed with the SEC the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC as set forth above in "Introduction."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.



                                 PALM INVESTORS, LLC
               1650 HOTEL CIRCLE NORTH, SUITE 200, SAN DIEGO, CA 92108
                                    (800) 891-4105

                                      SCHEDULE 1

                         INFORMATION REGARDING THE MANAGERS
                                OF ARLEN CAPITAL, LLC


     Set forth in the table below are the names of the members of Arlen Capital, LLC and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

                    Present Principal Occupation or Employment
Name                and Five-Year Employment History

Don Augustine       Member and Manager of Arlen Capital LLC.  President of Arlen
                    Capital, Inc., a California corporation, its predecessor entity since 1989.

Lynn T. Wells       Member and Manager of Arlen Capital LLC.  Vice President of
                    Arlen Capital, Inc., a California corporation, its predecessor entity since 1989.


     Arlen Capital LLC and its predecessor entity, Arlen Capital, Inc. ("AC"), have been providing business and financial consulting services since 1989. AC principals offer an extensive background in the capital markets, real estate securities, and real estate markets. AC, has developed relationships with capital sources who furnish equity and debt for both public and private transactions. In previous transactions, AC has provided, for its clients, consulting services for the following types of transactions: debt and equity placements for leveraged buy-outs; the making of tender offers; debt and equity capital for real estate development projects; structuring of companies to become REITs; and creation of joint venture partnerships between real estate developers and investors. In addition, AC provides financial structuring advice and analyses for refinancing and financing alternatives for the design and structuring of joint ventures, limited partnerships (both public and private), and for Real Estate Investment Trusts.

                                      SCHEDULE 2

                COURTYARD BY MARRIOTT HOTELS OWNED BY THE PARTNERSHIP

The following Schedule of Properties owned by the Partnership was extracted from the Partnership's Annual Report Form 10-K for the year ending December 31, 1997, as filed with the SEC.

Location
--------
Alabama
  Montgomery (1)

Arizona
  Phoenix Airport (1)

California
  Buena Park (1)
  Fremont (1)
  Pleasanton
  Sacramento-Rancho Cordova
  San Francisco Airport (2)
  Santa Ana (1)

Connecticut
  Windsor (1)

Florida
  Melbourne (1)
  Miami Airport-West (1)
  Tallahassee (1)

Georgia
  Atlanta-Delk Road (1)
  Atlanta-Executive Park (1)
  Atlanta-Northlake (2)
  Atlanta-Peachtree Corners
  Atlanta-Peachtree Dunwoody
  Atlanta-Windy Hill
  Augusta
  Columbus
  Savannah

Illinois
  Naperville (1)

Maryland
  Hunt Valley (1)
  Landover
  Rockville (1)


Michigan
  Dearborn (1)
  Southfield
  Troy
  Warren

North Carolina
  Charlotte-Arrowood Road (1)
  Raleigh-Wake Forest Road

New York
  Tarrytown

Ohio
  Cincinnati-Blue Ash (1)
  Columbus-Dublin (1)
  Columbus-Worthington (1)

Pennsylvania
  Valley Forge (1)

Tennessee
  Brentwood (1)
  Memphis-Park Avenue East (1)

Texas
  Arlington
  Bedford (1)
  Dallas-Addison (1)
  Dallas-Las Colinas
  Dallas-LBJ Northwest (1)
  San Antonio Airport (1)
  San Antonio-Medical Center (1)

Virginia
  Fair Oaks
  Herndon (1)
  Hampton (1)
  Richmond (1)
  Virginia Beach (1)

(1) Land is leased from MII or an affiliate of MII. (2) Land is leased from a third party.

           More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the SEC, and the following is qualified by reference to such report and other documents. Such report and other documents may be examined and copies may be obtained from the offices of the SEC at the addresses set forth in the "Introduction" section of the Offer to Purchase. The Purchaser disclaims any responsibility for the information included in such report and documents, and extracted in this
Schedule 2, as well as any changes which may have taken place in the information in the report since the date it was issued.